FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 14, 2020

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Markets Group
2019 Annual Results

NWM Group
nwm.com

Financial Review
NWM Group reported a loss for the year ended 31 December 2019 of £121 million compared with a loss of £1,244 million from continuing operations for the year ended 31 December 2018, reflecting the non-repeat of litigation and conduct costs from the prior year as well as certain one-off cost recoveries in 2019, offset partially by lower income in challenging market conditions.

Highlights
Income, costs and legacy issues.
●
Income was £719 million in 2019, compared with £858 million in 2018, reflecting lower Core income in challenging market conditions. Rates income was particularly impacted due to elevated hedging costs caused by reduced liquidity and wider bid-offer spreads as the market experienced sustained curve flattening across global fixed income markets, most notably during Q3 2019.

●
Operating expenses of £997 million were down compared with £2,237 million in 2018, largely reflecting reimbursement under indemnification agreements with third parties and other one-off cost recoveries in Central items & other during 2019 as well as the non-repeat of the RMBS settlement with the US Department of Justice (DoJ) in the prior year.

Balance sheet, capital and RWAs.
●
NWM Group's total assets and liabilities increased by £18.2 billion and £17.4 billion to £266.1 billion and £256.2 billion respectively at year end 2019, compared to the prior year. The increases primarily reflect derivative fair values, driven by downward shifts in interest rate yields and new business during the year, partially offset by sterling having strengthened against major currencies.

●	NWM Plc issued £5.0 billion of term senior unsecured debt securities in benchmark and private placement formats during 2019, in line with the £3-5 billion funding target.
●	NWM Plc paid ordinary dividends totalling £500 million to its parent company, RBSG plc, during the year ended 31 December 2019.
●
Total NWM Plc RWAs reduced to £35.2 billion at 31 December 2019 from £40.8 billion at 31 December 2018 due to lower market risk, counterparty credit risk and operational risk RWAs, partially offset by an increase in credit risk RWAs resulting from the acquisition of the SABB shareholding.

●
NWM Plc's Common Equity Tier 1 (CET1) ratio increased to 17.3% from 15.6% at 31 December 2018, primarily reflecting lower RWAs, offset by dividends paid and other reserve movements in the year. The CRR leverage ratio increased to 5.1%
(2018 - 5.0%).

NatWest Markets N.V. (NWM N.V.) and Saudi British Bank (SABB) developments.
●
NWM N.V. began transacting new business on 25 March 2019 to ensure continuity of service to European Economic Area (EEA) customers following the UK's exit from the European Union (EU). NWM N.V. Group was acquired by NWM Plc and became a part of NWM Group with effect from 29 November 2019.

●
On 16 June 2019, the merger of Alawwal bank and SABB was completed. The RBS Group's economic interest in the newly-merged SABB entity, amounting to 4.1%, was acquired by NWM Plc from NWM N.V. on the same day.

Continuing to simplify and de-risk the business.
●	NWM Group continued to reduce legacy positions during 2019. Legacy funded assets were £3.1 billion (2019 - £4.1 billion) and legacy RWAs £4.5 billion (2018 - £6.4 billion).
●
Net non-investment grade exposures (banking book credit risk and counterparty credit risk for traded products), increased to £2.5 billion at 31 December 2019 (2018 - £1.8 billion) based on external credit ratings. This was largely as a result of derivative fair value increases on existing exposures, as well as credit downgrades on collateralised positions.

●	Legacy non-investment grade exposures reduced to £0.7 billion (2018 - £1.1 billion).
●	IFRS 9 Stage 3 exposures reduced to £0.2 billion following the exit of a legacy defaulted position (2018 - £0.7 billion). Stage 3 ECL was broadly unchanged compared with 2018. .

Financial Review
The table below sets out the performance key metrics and ratios.

	31 December	31 December
Performance key metrics and ratios (1)	2019	2018
Liquidity coverage ratio (LCR) (%) (2)	254	457
Liquidity portfolio (£bn) (2,3)	16.1	16.6
Stressed coverage ratio (%) (2)	153	208
Total wholesale funding (£bn) (4)	21.9	19.8
Total funding including repo (£bn)	85.0	80.0

Common Equity Tier (CET1) ratio (%)	17.3	15.6
CRR leverage ratio (%)	5.1	5.0
Risk-weighted assets (RWAs) (£bn)	35.2	40.8
Total Capital ratio (%)	24.2	21.5
Total CRR-compliant MREL (£bn)	13.5	13.9
Total MREL ratio (%)	38.4	34.0

Notes:
(1)	Capital, leverage and RWAs are based on the PRA transitional arrangements for NWM Plc. Regulatory capital is monitored and reported at NWM Plc level.
(2)	These metrics have been presented for NWM Plc as managed internally.
(3)
Primary liquidity value at 31 December 2019 was aligned to the internal stressed outflow coverage, which is stated after discounts (or haircuts) are applied to instruments. The liquidity values for 2018 have been re-presented.

(4)	Excluding derivative cash collateral received, customer deposits, repo and intra-RBS Group balances.

Outlook(1,4)
NatWest Markets, like all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. We will continue to actively monitor and react to market conditions.

NWM Plc is targeting the following in the medium-term:

Metric(2)	Estimate
RWA reduction	c.£14-18 billion
CET1 ratio	Above 15%
MREL ratio(3)	At least 30%
Leverage ratio	At least 4%

In addition, NWM Plc plans to issue £3-5 billion of senior term unsecured instruments in 2020 and intends to meet the regulatory requirements in respect of the liquidity coverage ratio (LCR) and of the net stable funding ratio (NSFR) as it is introduced over time.

Notes:
(1)	This supersedes all prior guidance.
(2)	All metrics presented relate to NatWest Markets Plc.
(3)	Includes total regulatory capital, non-eligible capital plus downstreamed internal MREL.
(4)
The targets, expectations and trends discussed in this section represent management's current expectations and are subject to change, including as a result of the factors described in the "Risk Factors" section on pages 143 to 156 of NatWest Markets Group 2019 Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Chief Executive's statement
I was pleased to be appointed Chief Executive in December 2019 and I look forward to leading the business.

2019 was a challenging year for the NatWest Markets Group, navigating volatile markets, political uncertainty and regulatory change. The financial performance of the business was disappointing, largely as a result of the poor third quarter reflecting lower trading income. Despite this, maintaining customer relationships has been a priority for the business and there were a number of significant achievements and industry firsts.

Supporting customers
NatWest Markets continued to play a leading role in market structural reform, particularly Risk-Free Rates. The business was first-to-market with its Realised Rate calculator, and acted as the sole solicitation agent in the first LIBOR to SONIA loan amendment.

NatWest Markets also launched its Environmental, Social and Governance (ESG) Product Framework - the first of its kind - designed to provide customers with ESG linked investments. During 2019, our capital markets teams helped develop the sterling green market to support the growing UK responsible investing sector following the new ESG stewardship requirements. We led on more than £2 billion of bonds issued by housing associations to help ease the UK's social housing shortage, and worked with RBS Group on its inaugural social bond to encourage UK job creation.

Safe and secure
The business continued to support European Economic Area (EEA) customers through Brexit uncertainties. In Q1 2019, NatWest Markets N.V. was ready to serve the RBS Group's EEA customers from its branch network across Western Europe and on 29 November 2019 it became a subsidiary of NatWest Markets Plc. We are well prepared to serve our EEA customers whatever the outcome of the UK's relationship with the EU.

In Q2 2019, Standard & Poor's upgraded NatWest Markets' long-term issuer credit rating up one notch to A-, helping to increase trading activity and raise funding from diversified global sources, including our first US issuance under the Rule 144A programme.

Our people
I have joined a business of talented, diverse and driven people. Engagement remained high in 2019 with the business achieving its best ever employee survey results. This year we have reported our Gender Pay Gap for the first time. While the business compares well against our industry peers, we acknowledge there's more to do to increase female representation at senior levels to meet our ambition of a gender balanced organisation by 2030. We have made good progress on this agenda and will continue to drive momentum.

Looking forward
The RBS Group has announced that NatWest Markets will be refocused to support a more integrated corporate and institutional customer offering. This will mean a significant transformation for NatWest Markets.

We have an important role in delivering the RBS Group's future markets business, connecting its customers with international capital markets and helping them to manage their financing and risk management needs. We will become a purpose-led organisation committed to supporting a thriving economy.

Robert Begbie
Interim CEO, NatWest Markets

Business performance summary
The segmental analysis of NWM Group's key income statement lines is set out below. Commentary refers to the tables below as well as the consolidated income statement shown on page 8.

	Q4 2019			Q3 2019			Q4 2018
		Central			Central			Central
	NatWest	items &		NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	11	-	11	(55)	1	(54)	(26)	(60)	(86)
Non-interest income	99	(3)	96	178	(18)	160	45	148	193
Total income	110	(3)	107	123	(17)	106	19	88	107
Strategic costs	(69)	(4)	(73)	(48)	(5)	(53)	(85)	(30)	(115)
Litigation and conduct costs	(15)	(45)	(60)	(7)	145	138	(28)	(26)	(54)
Other operating expenses	(280)	9	(271)	(271)	4	(267)	(290)	15	(275)
Operating expenses	(364)	(40)	(404)	(326)	144	(182)	(403)	(41)	(444)
Operating (loss)/profit before impairments	(254)	(43)	(297)	(203)	127	(76)	(384)	47	(337)
Impairment releases/(losses)	9	-	9	5	(2)	3	99	14	113
Operating (loss)/profit before tax	(245)	(43)	(288)	(198)	125	(73)	(285)	61	(224)
Tax (charge)/credit			(18)			53			(3)
Loss from continuing operations			(306)			(20)			(227)
Profit from discontinued operations, net of tax			-			-			361
(Loss)/profit for the period			(306)			(20)			134

Income
Rates	83	-	83	(35)	-	(35)	52	-	52
Currencies	84	-	84	118	-	118	105	-	105
Financing	77	-	77	111	-	111	58	-	58
Revenue share paid to other RBSG segments	(56)	-	(56)	(51)	-	(51)	(57)	-	(57)
Core income excluding OCA	188	-	188	143	-	143	158	-	158
Legacy	(56)	-	(56)	(9)	-	(9)	(172)	-	(172)
Own credit adjustments (OCA)	(22)	-	(22)	(11)	-	(11)	33	-	33
Other	-	(3)	(3)	-	(17)	(17)	-	88	88
Total income	110	(3)	107	123	(17)	106	19	88	107

●
Operating loss before tax was £288 million compared with a £73 million operating loss in Q3 2019 and a £224 million loss in Q4 2018. Total income of £107 million was broadly flat when compared with Q3 2019 and Q4 2018. Elevated hedging costs continued in Q4 2019 although Rates income improved relative to comparative periods. Operating expenses of £404 million in Q4 2019 were up compared to Q3 2019 (£182 million) which included reimbursement under indemnification agreements with third parties, but down from £444 million in Q4 2018, largely due to a reduction in strategic costs.

●
Net interest income was £11 million in Q4 2019 compared with a net expense of £54 million in Q3 2019 and £86 million in Q4 2018. Net interest income is primarily recognised within the NatWest Markets segment in 2019 following the structural reorganisation in 2018.

●
Non-interest income of £96 million decreased by £64 million compared with £160 million in Q3 2019, and by £97 million compared with £193 million in Q4 2018 as elevated hedging costs continued in Q4 2019, although Rates income improved relative to both comparative periods resulting in higher Core income. Legacy losses increased in Q4 2019 relative to Q3 2019 although were down significantly compared to Q4 2018 which included certain disposal losses. There was no gain on redemption of own debt in Q4 2019 (Q3 2019 - nil; Q4 2018 - £101 million).

●
Operating expenses were £404 million in Q4 2019, compared with £182 million in Q3 2019 and £444 million in Q4 2018. The increase of £222 million in Q4 2019 relative to Q3 2019 was largely due to litigation and conduct costs, which included reimbursement under indemnification agreements with third parties in the prior quarter. The reduction in operating expenses of £40 million compared with Q4 2018 was largely driven by lower strategic costs.

●	Impairment releases were £9 million in Q4 2019, compared with £3 million in Q3 2019 and £113 million in Q4 2018. Q4 2018 included expected recoveries on certain IFRS 9 Stage 3 defaulted assets.
●
NatWest Markets operating loss before tax was £245 million compared with £198 million and £285 million in Q3 2019 and Q4 2018 respectively. Total income of £110 million was down marginally when compared to Q3 2019 (£123 million) but significantly higher than Q4 2018 (£19 million) which included certain legacy losses.  Operating expenses of £364 million increased slightly relative to Q3 2019 (£326 million), due to increases in strategic costs, but reduced when compared to Q4 2018 (£403 million) which included higher levels of both strategic costs and litigation and conduct costs.

●
Central items & other operating loss before tax was £43 million in Q4 2019 compared with operating profit of £125 million in Q3 2019 and £61 million in Q4 2018. The operating loss in Q4 2019 was largely driven by litigation and conduct charges whilst the operating profit in Q3 2019 and Q4 2018 included reimbursement under indemnification agreements with third parties and one-off gains (including gain on redemption of own debt), respectively.

Business performance summary
	Year ended
	31 December 2019			31 December 2018
		Central			Central
	NatWest	items &		NatWest	items &
	Markets	other	Total	Markets	other	Total
Income statement	£m	£m	£m	£m	£m	£m
Net interest income	(160)	10	(150)	5	(272)	(267)
Non-interest income	850	19	869	1,013	112	1,125
Total income	690	29	719	1,018	(160)	858
Strategic costs	(162)	(9)	(171)	(178)	(30)	(208)
Litigation and conduct costs	(18)	112	94	(142)	(827)	(969)
Other operating expenses	(1,099)	179	(920)	(1,075)	15	(1,060)
Operating expenses	(1,279)	282	(997)	(1,395)	(842)	(2,237)
Operating (loss)/profit before impairments	(589)	311	(278)	(377)	(1,002)	(1,379)
Impairment releases	48	-	48	88	14	102
Operating (loss)/profit before tax	(541)	311	(230)	(289)	(988)	(1,277)
Tax credit			109			33
Loss from continuing operations			(121)			(1,244)
Profit from discontinued operations, net of tax			-			2,461
(Loss)/profit for the year			(121)			1,217

Income
Rates	374	-	374	579	-	579
Currencies	427	-	427	430	-	430
Financing	385	-	385	375	-	375
Revenue share paid to other RBSG segments	(208)	-	(208)	(171)	-	(171)
Core income excluding OCA	978	-	978	1,213	-	1,213
Legacy	(208)	-	(208)	(287)	-	(287)
Own credit adjustments (OCA)	(80)	-	(80)	92	-	92
Other	-	29	29	-	(160)	(160)
Total income	690	29	719	1,018	(160)	858

●
Operating loss before tax was £230 million compared with a loss before tax from continuing operations of £1,277 million in 2018. Total income of £719 million was down by £139 million compared with £858 million in the prior year, primarily reflecting lower trading income in challenging market conditions. Operating expenses reduced by £1,240 million to £997 million in 2019, largely due to reimbursement under indemnification agreements with third parties in respect of legacy litigation and certain one-off cost recoveries in 2019, as well as the non-repeat of RMBS-related litigation and conduct costs in 2018.

●
Net interest income was a net expense of £150 million compared with a net expense of £267 million in 2018. Net interest expenses largely represent funding costs of the business and are primarily reflected in the NatWest Markets segment in 2019 following the structural reorganisation in 2018.

●
Non-interest income decreased by £256 million to £869 million compared with £1,125 million in 2018, driven by income from trading activities which reduced to £805 million (2018 - £1,045 million) as challenging trading conditions particularly affected Rates income, most significantly during Q3 2019. Rates income was impacted due to elevated hedging costs caused by reduced liquidity and wider bid-offer spreads as the market experienced sustained curve flattening across global fixed income markets. Other operating income of £77 million in 2019 was £125 million higher than 2018, reflecting the non-recurrence of reserves recycling and disposal losses in the prior year. There was no gain on redemption of own debt during 2019 (2018 - £101 million).

●
Operating expenses of £997 million were £1,240 million lower than in 2018. Litigation and conduct costs, a credit of £94 million, predominantly reflected £162 million reimbursement under indemnification agreements with third parties, partially offset by other charges during 2019. This compared with prior year costs of £969 million which were largely driven by the settlement with the US Department of Justice (DoJ) in relation to RMBS matters. Strategic costs reduced £37 million in 2019 to £171 million from £208 million in 2018.Other operating expenses decreased to £920 million from £1,060 million in 2018, largely due to certain one-off cost recoveries during 2019.

●
Impairment releases were £48 million in 2019 compared with £102 million in 2018. Recoveries on IFRS 9 Stage 3 defaulted assets were lower in 2019 compared with the prior year although this was partially offset by a release relating to the reduction in Stage 2 loans during 2019.

●
NatWest Markets operating loss before tax was £541 million compared with an operating loss of £289 million in 2018, driven by lower Core income of £978 million which was impacted by challenging market conditions, particularly impacting Rates, when compared to the prior year (£1,213 million). Legacy losses of £208 million in 2019 (2018 - £287 million) largely reflects the absorption of net interest expenses previously within Central items & other. Operating expenses reduced by £116 million to £1,279 million in 2019, mainly due to lower litigation and conduct costs and strategic costs compared with 2018. Own credit adjustments were a £80 million loss in 2019, compared with gain of £92 million in 2018, due to the tightening of spreads.

●
Central items & other operating profit before tax was £311 million compared with a loss of £988 million in 2018. Net interest income of £10 million was £282 million higher than the prior year, reflecting funding costs that have transferred to NatWest Markets segment. Litigation and conduct credits of £112 million compare with costs of £827 million in 2018, driven by £162 million in reimbursement under indemnification agreements with third parties partially offset by charges during 2019 as well as the non-repeat of RMBS-related costs the prior year. Other operating expense credits of £179 million, an increase from £15 million in 2018, largely relate to certain one-off cost recoveries during the year.

Business performance summary
The table below presents a segmental analysis of key balance sheet lines for NWM Group. Commentary refers to the table below as well as the consolidated balance sheet on page 10 for the period 31 December 2019 compared with 31 December 2018.

	31 December 2019			30 September 2019			31 December 2018
		Central			Central			Central
	NatWest	items		NatWest	items		NatWest	items
	Markets	& other	Total	Markets	& other	Total	Markets	& other	Total
Balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Funded assets	117.4	-	117.4	138.2	0.2	138.4	111.2	2.4	113.6
of which: Core	114.3	-	114.3	134.9	0.2	135.1	107.1	2.4	109.5
of which: Legacy	3.1	-	3.1	3.3	-	3.3	4.1	-	4.1
Derivative assets	148.7	-	148.7	175.3	-	175.3	133.9	0.4	134.3
Total assets	266.1	-	266.1	313.5	0.2	313.7	245.1	2.8	247.9

●
Total assets and liabilities increased by £18.2 billion and £17.4 billion to £266.1 billion and £256.2 billion respectively at 31 December 2019, compared with £247.9 billion and £238.8 billion at 31 December 2018. Funded assets, which exclude derivatives, increased by £3.8 billion to £117.4 billion at 31 December 2019.

●
Cash and balances at central banks of £12.7 billion were up by £1.5 billion compared with £11.2 billion at the prior year end, driven by a range of factors including net issuance activity in the period and the acquisition of NWM N.V..

●
Trading assets, which primarily relate to client-led activity as well as derivative cash collateral posted, increased to £76.6 billion at 31 December 2019, moderately higher than the prior year end as the balance sheet was managed within limits (2018 - £75.0 billion). Trading liabilities increased by £1.5 billion to £73.8 billion at 31 December 2019 (2018 - £72.3 billion).

●
Settlement balance assets and liabilities increased to £4.3 billion and £4.0 billion respectively, reflecting partially higher year end trading volumes relative to the prior year (2018 - £2.7 billion and £2.9 billion respectively).

●
Derivative assets and derivative liabilities were up £14.4 billion to £148.7 billion and £14.2 billion to £144.1 billion respectively compared with year end 2018. The increases in mark-to-market were driven by a downward shift in interest rate yields and new business during the year, partially offset by sterling having strengthened against major currencies since year end 2018.

●
Other financial assets increased to £12.3 billion at 31 December 2019 (2018 - £11.3 billion) primarily driven by the equity holding in SABB. Other financial liabilities increased to £18.4 billion (2018 - £16.3 billion) largely driven by net benchmark issuance activity in the year and the acquisition of NWM N.V..

●
Amounts due from and to the holding company and fellow subsidiaries reduced to £1.2 billion and £8.3 billion respectively, largely as a result of the consolidation of NWM N.V. (2018 - £3.4 billion and £10.2 billion respectively).

●
Owners' equity increased by £0.8 billion to £9.9 billion, primarily due to the equity contribution from RBSG plc at the time of the NWM N.V. acquisition, dividends paid and other reserves movements during 2019.

Capital and leverage ratios
Capital resources, RWAs and leverage based on the PRA transitional arrangements for NWM Plc are set out below.
	31 December	30 September	31 December
	2019	2019	2018
Capital adequacy ratios	%	%	%
CET1	17.3	14.7	15.6
Tier 1	19.9	17.2	18.0
Total	24.2	21.6	21.5

Capital (1)	£m	£m	£m
CET1	6,097	5,775	6,369
Tier 1	7,003	6,767	7,352
Total	8,501	8,514	8,757

Risk-weighted assets
Credit risk	9,825	9,888	9,234
Counterparty credit risk	11,060	13,171	13,285
Market risk	11,229	13,290	14,106
Operational risk	3,039	3,039	4,152
Total RWAs	35,153	39,388	40,777

Leverage (2)
CRR leverage exposure (£m)	136,505	151,283	148,502
Tier 1 capital (£m)	7,003	6,767	7,352
CRR leverage ratio (%)	5.1	4.5	5.0

Notes:
(1)   CRR end-point for UK banks set by the PRA is 10.5% minimum total capital ratio, with a minimum CET1 ratio of 7.0%.
(2)   Leverage exposure is broadly aligned to the accounting value of on and off-balance sheet exposures albeit subject to specific adjustments for derivatives, securities financing positions and off-balance sheet exposures.

Consolidated income statement for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Interest receivable	697	406	201	218	172
Interest payable	(847)	(673)	(190)	(272)	(258)
Net interest income (1)	(150)	(267)	11	(54)	(86)
Fees and commissions receivable	324	260	61	82	53
Fees and commissions payable	(337)	(233)	(57)	(95)	(51)
Income from trading activities	805	1,045	84	178	42
Gain on redemption of own debt	-	101	-	-	101
Other operating income	77	(48)	8	(5)	48
Non-interest income	869	1,125	96	160	193
Total income	719	858	107	106	107
Staff costs	(691)	(579)	(154)	(174)	(155)
Premises and equipment	(111)	(120)	(36)	(21)	(42)
Other administrative expenses	(177)	(1,524)	(208)	19	(246)
Depreciation and amortisation	(18)	(14)	(6)	(6)	(1)
Operating expenses	(997)	(2,237)	(404)	(182)	(444)
Operating loss before impairments	(278)	(1,379)	(297)	(76)	(337)
Impairment releases	48	102	9	3	113
Operating loss before tax	(230)	(1,277)	(288)	(73)	(224)
Tax credit/(charge)	109	33	(18)	53	(3)
Loss from continuing operations	(121)	(1,244)	(306)	(20)	(227)
Profit from discontinued operations, net of tax	-	2,461	-	-	361
Profit/(loss) for the period	(121)	1,217	(306)	(20)	134

Attributable to:
Ordinary shareholders	(181)	1,241	(321)	(35)	159
Paid-in equity holders	60	-	15	15	-
Non-controlling interests	-	(24)	-	-	(25)
	(121)	1,217	(306)	(20)	134

Note:
(1)   Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

Consolidated statement of comprehensive income for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
(Loss)/profit for the period	(121)	1,217	(306)	(20)	134
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	-	(2,053)	-	-	(53)
- other movements	(50)	(2)	(50)	-	(2)
(Loss)/profit on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	(13)	121	37	(11)	47
FVOCI financial assets	(122)	100	58	(175)	53
Tax	32	492	9	(8)	(4)
	(153)	(1,342)	54	(194)	41
Items that do qualify for reclassification
FVOCI financial assets	5	(386)	7	(7)	(60)
Cash flow hedges	28	(125)	(88)	63	31
Currency translation	(152)	(723)	(257)	21	175
Tax	(4)	131	22	(14)	2
	(123)	(1,103)	(316)	63	148
Other comprehensive (loss)/income after tax	(276)	(2,445)	(262)	(131)	189
Total comprehensive (loss)/income for the period	(397)	(1,228)	(568)	(151)	323

Attributable to:
Ordinary shareholders	(458)	(1,205)	(583)	(166)	351
Paid-in equity holders	60	-	15	15	-
Non-controlling interests	1	(23)	-	-	(28)
	(397)	(1,228)	(568)	(151)	323

Note:
(1)
On 17 April 2018, RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NatWest Bank Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NatWest Markets Plc made a contribution of £53 million to the NWM section in Q1 2019.

Consolidated balance sheet as at 31 December 2019

	31 December	30 September	31 December
	2019	2019	2018
	£m	£m	£m
Assets
Cash and balances at central banks	12,729	11,426	11,188
Trading assets	76,540	88,374	74,972
Derivatives	148,696	175,269	134,250
Settlement balances	4,339	11,176	2,705
Loans to banks – amortised cost	1,088	949	626
Loans to customers – amortised cost	8,361	7,964	8,366
Amounts due from holding company and fellow subsidiaries	1,231	4,321	3,398
Other financial assets	12,305	13,084	11,268
Other assets	847	1,147	1,108
Total assets	266,136	313,710	247,881

Liabilities
Bank deposits	2,089	2,884	2,749
Customer deposits	3,703	2,638	2,580
Amounts due to holding company and fellow subsidiaries	8,300	10,890	10,161
Settlement balances	4,022	10,469	2,914
Trading liabilities	73,836	85,476	72,289
Derivatives	144,142	172,838	129,914
Other financial liabilities	18,445	18,383	16,279
Other liabilities	1,689	1,640	1,906
Total liabilities	256,226	305,218	238,792

Equity
Owners’ equity	9,907	8,489	9,087
Non-controlling interests	3	3	2
Total equity	9,910	8,492	9,089
Total liabilities and equity	266,136	313,710	247,881

Consolidated statement of changes in equity for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Called up share capital - at 1 January	400	6,609	400	400	400
Court approved distribution (1)	-	(6,209)	-	-	-
At 31 December	400	400	400	400	400

Share premium account - at 1 January	1,759	26,807	1,759	1,759	-
Court approved distribution (1)	-	(27,692)	-	-	-
Redemption of debt preference shares (2)	-	2,644	-	-	1,759
At 31 December	1,759	1,759	1,759	1,759	1,759

Paid-in equity - at 1 January	749	-	749	749	-
Securities issues during the year	155	749	155	-	749
At 31 December	904	749	904	749	749

Merger reserve - at 1 January	-	10,881	-	-	-
Transfer to retained earnings on disposal of subsidiary (3)	-	(10,881)	-
At 31 December	-	-	-	-	-

FVOCI reserve - at 1 January	134	300	(204)	(8)	137
Implementation of IFRS on 1 January 2018	-	30	-	-	-
Unrealised (losses)/gains	(126)	141	52	(182)	5
Realised (gains)/losses	(151)	(427)	19	(4)	(12)
Tax	9	90	(1)	(10)	4
At 31 December	(134)	134	(134)	(204)	134

Cash flow heding reserve - at 1 January	114	205	203	156	91
Amount recognised in equity (4)	98	(316)	(18)	63	(72)
Amount transferred from equity to earnings (5)	(70)	(264)	(70)	-	103
Tax	(5)	34	22	(16)	(8)
Recycled on transfer to fellow subsidiary	-	455	-	-	-
At 31 December (6)	137	114	137	203	114

Foreign exchange reserve - at January	230	953	334	313	487
Retranslation of net assets	(180)	(83)	(256)	21	(460)
Foreign currency gains/(losses) on hedges of net assets	27	1	(1)	-	(13)
Tax	-	1	-	-	-
Recycled to profit or loss on disposal of businesses	-	(642)	-	-	216
At 31 December (6)	77	230	77	334	230

Retained earnings - at 1 January	5,701	(10,552)	5,248	5,286	9,866
Implementation of IFRS 9 on 1 January 2018	-	(106)	-	-	-
Implementation of IFRS 16 on 1 January 2019 (7)	(6)	-	-	-	-
(Loss)/profit attributable to ordinary
- continuing operations	(121)	(1,217)	(306)	(20)	(2,298)
- discontinued operations	-	2,458	-	-	2,458
Ordinary dividends paid	(500)	(2,550)	-	-	(2,550)
Paid-in equity dividends paid	(60)	-	(15)	(15)	-
Court approved distribution (1)	-	10,848	-	-	-
Capital contribution (10)	1,845	-	1,845	-	-
Transfer from merger reserve on disposal of subsidiary (3)	-	10,881	-	-	-
Realised gains on FVOCI equity shares	160	12	(6)	4	10
Remeasurement of the retirement benefit schemes
- contributions in preparation for ring-fencing (8)	-	(2,053)	-	-	(53)
- other movements	(50)	(2)	(50)	-	(2)
- tax	4	531	4	-	15
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	(13)	121	37	(11)	47
- tax	20	(33)	6	4	(13)
Redemption of debt preference shares (2)	-	(2,644)	-	-	(1,759)
Shares issued under employee share schemes	-	(2)	-	-	-
Share based payments (9)	(216)	9	1	-	(20)
At 31 December	6,764	5,701	6,764	5,248	5,701

Consolidated statement of changes in equity for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Owners' equity at 31 December	9,907	9,087	9,907	8,489	9,087

Non-controlling interests - at 1 January	2	57	3	2	62
Currency translation adjustments and other movements	1	1	-	1	(3)
(Loss)/profit attributable to non-controlling interests
- continuing operations	-	(27)	-	-	(31)
- discontinued operations	-	3	-	-	6
Equity withdrawn and disposals	-	(32)	-	-	(32)
At 31 December	3	2	3	3	2

Total equity at 31 December	9,910	9,089	9,910	8,492	9,089

Total equity is attributable to:
Ordinary shareholders	9,003	8,338	9,003	7,740	8,338
Paid-in equity holders	904	749	904	749	749
Non-controlling interests	3	2	3	3	2
	9,910	9,089	9,910	8,492	9,089

Notes:
(1)
On 29 June 2018, the Court of Session in Scotland approved the reduction of the capital and cancellation of the share premium account and capital redemption reserve (together the "capital reduction") of NWM Plc. As part of the of the capital reduction, NatWest Holdings Ltd transferred to RBSG plc with effect from 2 July 2018 thereby creating the legal separation of those RBS Group entities that will be within the ring-fenced sub-group from those held outside the ring-fence.

(2)	Issued by NWM Plc to the parent company, RBSG plc, which were redeemed in April 2018 and December 2018.
(3)	On 2 July 2018, the merger reserve was transferred to retained earnings on the transfer of NatWest Holdings Ltd to RBSG plc.
(4)	Relates to interest rate hedges.
(5)	Relates to interest rate hedges transferred to net interest income.
(6)	The hedging element of the cash flow hedging reserve and foreign exchange reserve relate mainly to de-designated hedges for NWM Group and continuing for NWM Plc.
(7)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.
(8)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc cannot continue to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NWM Plc made a £53 million contribution to the NWM section in Q1 2019.

(9)	Includes adjustments to the allocation of deferred awards following the implementation of ring fencing and the impact of vesting during the year.
(10)	A capital contribution of £1,845 million was received from RBSG plc on 29 November 2019 to facilitate the acquisition of RBS Holdings N.V..

Consolidated cash flow statement for the period ended 31 December 2019
	31 December	31 December
	2019	2018
	£m	£m
Operating activities
Operating loss before tax	(230)	(1,277)
Adjustments for non-cash items	285	2,941
Net cash outflow from trading activities	55	1,664
Changes in operating assets and liabilities	(1,168)	960
Net cash flows from operating activities before tax	(1,113)	2,624
Income taxes received/(paid)	315	(116)
Net cash flows from operating activities	(798)	2,508
Net cash flows from investing activities	3,014	(1,883)
Net cash flows from financing activities (1)	(347)	(706)
Effects of exchange rate changes on cash and cash equivalents	(953)	525
Net increase in cash and cash equivalents	916	444
Cash and cash equivalents at beginning of year	26,127	25,683
Cash and cash equivalents at end of year	27,043	26,127

Note:
(1)	2018 has been re-presented to align the balance sheet classification. MREL was previously presented in Operating activities and is now presented in Financing activities.

Notes
1. Basis of preparation
NWM Group's consolidated financial statements should be read in conjunction with the 2019 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed NWM Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that NWM Group will continue in operational existence for the foreseeable future. Accordingly, the results for the periods ended 31 December 2019 have been prepared on a going concern basis.

2. Accounting policies
NWM Group's principal accounting policies are as set out on pages 83 to 86 of the 2019 Annual Report and Accounts. From 1 January 2019, the accounting policies have been updated to reflect the adoption of the below.

Adoption of new accounting standard - Leases
NWM Group has adopted IFRS 16 'Leases' with effect from 1 January 2019, replacing IAS 17 'Leases'. NWM Group has applied IFRS 16 on a modified retrospective basis without restating prior years. For further details, see Accounting policy 7 and Note 24 of NWM Group's 2019 Annual Report and accounts.

Amendments to existing accounting standards
IAS 12 'Income taxes' was amended with effect from 1 January 2019. The income statement now includes any tax relief on the servicing cost of instruments classified as equity. For further details, see Accounting policy 9 and Note 7 of NWM Group's 2019 Annual Report and Accounts.

Revised accounting policy - Presentation of interest in suspense recoveries
In March 2019 the IFRS Interpretations Committee (IFRIC) issued an agenda decision on the presentation of unrecognised interest when a credit-impaired financial asset (commonly referred to as a 'Stage 3' financial asset) is subsequently paid in full or is no longer credit-impaired. This concluded that the difference arising from the additional interest recovered must be recognised as a reversal of impairment rather than within interest revenue. This affects both recognition and the reversal of the ECL allowance.

NWM Group changed its accounting policy in line with the IFRIC decision. Hence, the gross carrying amount of the financial assets within the scope of the provisions of the decision, as well as the associated ECL allowance on the statement of financial position, have been adjusted by £57 million and the comparative period restated by £24 million. The coverage ratio for the current and comparative periods have been adjusted and restated accordingly.

In addition, until 1 January 2019, interest in suspense recoveries were presented as a component of interest receivable within Net interest income. From 1 January 2019 interest in suspense recoveries are presented within Impairment losses. Amounts are immaterial.

For further details see Accounting policies of NWM Group's 2019 Annual Report and Accounts.

IAS 39 'Financial Instruments: Recognition and Measurement', IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures'
In September 2019, the IASB published amendments to address the issues arising from the replacement of existing IBOR based interest rate benchmarks with alternative nearly risk-free interest rates (RFRs) in the context of hedge accounting. These amendments allow hedging relationships affected by the IBOR reform to be accounted for as continuing hedges. NWM Group has early adopted these amendments for the annual reporting period ending on 31 December 2019.

The amendments provide relief on key areas of hedge accounting most notably the hedge effectiveness assessment and the ability to identify LIBOR-based cash flows for the purpose of designation (re-designation) during the period of the Reform. Additional disclosures are shown in Note 10 of NWM Group's 2019 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of NWM Group's financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, and provisions for liabilities and charges. These critical accounting policies and judgements are described on page 87 of NWM Group's 2019 Annual Report and Accounts.

Notes
3. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	31 December	31 December
	2019	2018
Assets	£m	£m
Loans
Reverse repos	24,095	24,758
Collateral given	20,467	18,898
Other loans	1,854	1,302
Total loans	46,416	44,958
Securities
- Central and local government
- UK	4,897	6,834
- US	5,458	4,689
- other	14,902	13,498
- Other securities	4,867	4,993
Total securities	30,124	30,014
Total	76,540	74,972

Liabilities
Deposits
Repos	27,885	25,645
Collateral received	21,506	20,129
Other deposits	1,496	1,786
Total deposits	50,887	47,560
Debt securities in issue	1,762	902
Short positions	21,187	23,827
Total	73,836	72,289

4. Other financial liabilities
	31 December	31 December
	2019	2018
	£m	£m
Debt securities in issue
- designated as at fair value through profit or loss	2,256	2,624
- amortised cost	15,053	12,997
Subordinated liabilities
- designated as at fair value through profit or loss	724	425
- amortised cost	412	233
Total	18,445	16,279

5. Amounts due to holding company and fellow subsidiaries
	31 December	31 December
	2019	2018
Liabilities	£m	£m
Bank deposits
- held-for-trading	491	419
- amortised cost	426	2,125
Customer deposits
- amortised cost	72	271
CRR-compliant internal MREL instruments issued to RBSG	5,120	5,125
Settlement balances	3	2
Subordinated liabilities
- amortised cost	2,020	1,962
Other liabilities	168	257
Total	8,300	10,161

6. Related parties
UK Government
The UK Government, bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NWM Group. NWM Group enters into transactions with many of these bodies on an arm's length basis. NWM Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Bank of England facilities
In the ordinary course of business, NWM Group may from time to time access market-wide facilities provided by the Bank of England.

Service provision from NatWest Bank Plc
On 30 April 2018, in preparation for ring-fencing, NatWest Bank Plc became the main provider of shared service activities for RBS Group. This includes NatWest Bank Plc providing services to NWM Group companies.

Other related parties
(a) In their roles as providers of finance, NWM Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) NWM Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NWM Group.

(c) In accordance with IAS 24, transactions or balances between NWM Group entities that have been eliminated on consolidation are not reported.

(d) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

Full details of NWM Group's related party transactions for the year ended 31 December 2019 are included in the 2019 Annual Report and Accounts.

Notes
7. Material developments in litigation, investigations and reviews
NWM Plc and certain members of NWM Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action ("Matters") in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 28 in the 2019 Annual Report and Accounts, issued on 14 February 2020 and available at nwm.com ("Note 28"), discusses the Matters in which NWM Group is currently involved and developments to those matters. Other than the Matters discussed in Note 28, no member of NWM Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 28 that have occurred since the Q3 2019 Interim Management Statement was issued on 24 October 2019, include, but are not limited to, those set out below.

Litigation
FX antitrust litigation
On 11 December 2019, an application seeking an opt-out collective proceedings order was filed in the UK Competition Appeal Tribunal ('the CAT') against RBSG plc, NWM Plc and other banks. The application has been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A similar application was filed in the CAT on 29 July 2019 and which was previously disclosed. It is anticipated that the CAT will determine which of the two opt-out applications should be permitted to represent the class.

Investigations and reviews
US investigations relating to fixed-income securities
In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and its affiliated companies complying with the NPA's requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.  As previously disclosed, the NatWest Markets business is currently responding to a separate criminal investigation by the USAO concerning unrelated securities trading in 2018 by certain former traders of NWM Plc, involving alleged spoofing, which was reported to the USAO in connection with the NPA. In January 2020, NatWest Markets Securities Inc. agreed to a fourth extension of the NPA (for three additional months) to accommodate advanced discussions with the USAO and DoJ concerning potential resolution of the criminal investigation into alleged spoofing as well as the impact of that conduct and any such resolution on the status of the NPA and the potential consequences thereof.  The duration and outcome of these matters remains uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions may occur depending on the outcome of the investigation, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in the 2019 Annual Report & Accounts at page 155.

US/Swiss tax programme
As previously disclosed, in December 2015, Coutts & Co Ltd., a member of NWM Group, incorporated in Switzerland, entered into a four-year non-prosecution agreement (the NPA) with the U.S. Department of Justice (DoJ) that required it to pay a penalty of US$78.5million. This was entered into as part of the DoJ's programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). On 20 December 2019, Coutts & Co. Ltd. agreed to pay an additional US$27.9 million penalty relating to additional US related accounts that is had not identified and disclosed to DoJ at the time the NPA was executed in 2015. The additional penalty amount has been paid. The four-year term of the NPA has now expired, though certain document preservation and cooperation obligations continue.

8. Post balance sheet events
RBS Group intends to refocus the NatWest Markets business. As a result, NWM Group estimates it will incur exit, restructuring and disposal costs of around £0.6 billion in 2020. This estimate may be revised as plans to refocus the business are finalised.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with NWM Group's full Annual Report and Accounts for the year ended 31 December 2019.

We, the directors listed below, confirm that to the best of our knowledge:

●
The financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of NWM Plc and the undertakings included in the consolidation taken as a whole; and
●
The Strategic Report and Directors' report (incorporating the Financial review) include a fair review of the development and performance of the business and the position of NWM Plc and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board Frank Dangeard	Robert Begbie
Chairman	Interim Chief Executive Officer

13 February 2020

Board of directors Chairman	Executive directors	Non-executive directors
Frank Dangeard	Robert Begbie	Vivek Ahuja Brendan Nelson Tamsin Rowe Sarah Wilkinson

Presentation of information
NatWest Markets Plc ('NWM Plc') is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc ('RBSG plc' or 'the holding company'). NatWest Markets Group ('NWM Group') comprises NWM Plc and its subsidiary and associated undertakings. The term 'RBS Group' comprises RBSG plc and its subsidiary and associated undertakings. With effect from 29 November 2019, RBS Holdings N.V. (RBSH N.V.) is a wholly-owned subsidiary of NWM Plc. RBSH N.V. is the parent company of NatWest Markets N.V. (NWM N.V.). The term 'NWM N.V. Group' comprises NWM N.V. and its subsidiary and associated undertakings. NWM N.V. is a licenced bank regulated by De Nederlandsche Bank.

NWM Group legal entity disclosures
There is a distinction between the disclosure of the NatWest Markets operating segment performance in RBSG plc's 2019 Annual Report and Accounts, and the NWM Group's disclosures as presented in this document. NatWest Markets Group's legal entity disclosures include the Central items & other segment, but exclude the NWM N.V. results for the period until it was acquired by NWM Plc on 29 November 2019. RBSG plc's 2019 Annual Report and Accounts reports the NatWest Markets segment including NatWest Markets N.V. for the whole year, but excludes the Central items & other segment.

MAR - Inside Information
This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) for NatWest Markets Plc.  For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Amanda Hausler, Head of Investor Relations for NatWest Markets Plc.

Non-IFRS financial measures
As described in Note 1, NWM Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS financial measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:
●
Management analysis of the operating expenses shows strategic costs and litigation and conduct costs in separate lines on pages 4 and 5. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
●
Funded assets defined as total assets less derivatives.
●
Management view of core and legacy for income, funded assets and RWAs. Legacy consists predominantly of the residual exposures which were reported in Capital Resolution until its closure after Q3 2017, as well as certain funding costs.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ("the Act"). The statutory accounts for the year ended 31 December 2019 will be filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.
Contact
Amanda Hausler	NatWest Markets Plc Investor Relations	+44 (0) 20 7085 6448

Forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets; implementation of the RBS Group and NWM Group's strategy;  litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the continuation of the NWM Group's balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to restructuring and remediation costs and charges; and the NWM Group's exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group and the NWM Group's strategy or operations, which may result in the NWM Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the NWM Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors set out in the NWM Group's 2019 Annual Report and other risk factors and uncertainties discussed in this document. These include the significant risks presented by: strategic risk (including in respect of: the implementation and execution of the NWM Refocusing, the impact of the RBS Group's Purpose-led Strategy and climate ambition on the NWM Group, and the risk that the NWM Group may not achieve its targets); financial resilience risk (including in respect of: the NWM Group's ability to meet targets, generate returns or implement its strategy effectively; the recent structural change as a result of the UK ring-fencing regime and the acquisition of NWM N.V.; the NWM Group's reliance on access to global capital markets to meet its funding commitments; the ability of the NWM Group to meet prudential regulatory requirements for capital and liquidity; NWM Plc's ability to adequately access sources of liquidity and funding; NWM Plc (and its subsidiaries) ability to manage its capital, liquidity or funding effectively; changes in the credit ratings of RBSG plc, any of its subsidiaries or any of its respective debt securities; the highly competitive markets in which the NWM Group operates; the RBS Group's ability to meet requirements of regulatory stress tests; deteriorations in borrower and counterparty credit quality; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the NWM Group's financial statements to underlying accounting policies, judgments, assumptions and estimates; changes in applicable accounting policies or rules; and the application of UK statutory stabilisation or resolution powers), operational and IT resilience risk (including in respect of: the NWM Group being subject to cyberattacks; operational risks inherent in the NWM Group's business; the NWM Group's operations being highly dependent on its IT systems; the NWM Group relying on attracting, retaining, developing and remunerating senior management and skilled personnel and maintaining good employee relations; the NWM Group's risk management framework; and reputational risk), economic and political risk (including in respect of: increased political and economic risks and uncertainty in the UK and global markets; prevailing uncertainty surrounding the terms of the UK's withdrawal from the European Union; climate change and the transition to a low carbon economy; changes in interest rates; changes in foreign currency exchange rates; and HM Treasury's ownership of RBSG plc and the possibility that it may exert a significant degree of influence over the RBS Group), and legal, regulatory and conduct risk (including in respect of: the NWM Group's businesses being subject to substantial regulation and oversight; legal, regulatory and governmental actions and investigations; the transition of LIBOR and IBOR rates to alternative risk free rates; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the NWM Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 February 2020

NATWEST MARKETS Plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary